Issuer Free Writing Prospectus dated July 16, 2019

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus dated July 9, 2019 and

Registration Statement No. 333-231777

This free writing prospectus relates to the U.S. initial public offering of American Depositary Shares (“ADSs”) of Genmab A/S (the “Company”), each representing one-tenth of one of the Company’s ordinary shares. This free writing prospectus updates and supplements the information in the preliminary prospectus dated July 9, 2019 (the “Preliminary Prospectus”) that was included in Amendment No. 1 to the Registration Statement on Form F-1 (the “Registration Statement”) relating to this offering of the Company’s ADSs and should be read together with the Preliminary Prospectus.  On July 16, 2019, the Company filed Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which Amendment No. 2 includes an update to the Preliminary Prospectus (the “Updated Preliminary Prospectus”).  Amendment No. 2, including the Updated Preliminary Prospectus, may be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1434265/000104746919004195/a2239257zf-1a.htm

The Updated Preliminary Prospectus adds the following additional disclosure in the “Recent Developments” section of the Prospectus Summary on page 12 of the Preliminary Prospectus:

Recent Developments

Entry into a DuoBody License Agreement with BliNK Biomedical

On July 12, 2019, we entered into an agreement with BliNK Biomedical for an exclusive commercial license to certain antibodies targeting CD47 for potential development and commercialization into novel bispecific therapeutics created via our proprietary DuoBody technology.  Under the terms of the agreement, we will pay BliNK Biomedical an upfront fee of $2.25 million. BliNK Biomedical is also eligible to receive up to approximately $200.0 million in development, regulatory and commercial milestone payments for each product, as well as tiered royalties on net sales.

Submission of BLA to the FDA for SubQ Formulation of Daratumumab

On July 12, 2019, we announced that Janssen had submitted a Biologics License Application, or BLA, to the FDA for the use of the subQ formulation of daratumumab in MM indications where the IV formulation of daratumumab is currently approved. The submission is based on data from the Phase III COLUMBA study and preliminary non-public data from the ongoing Phase II PLEIADES study.

Net Sales of DARZALEX for the Second Quarter of 2019

On July 16, 2019, we announced net sales of DARZALEX for the second quarter of 2019, as reported by Johnson & Johnson. Worldwide net sales of DARZALEX were $774 million in the second quarter of 2019 compared to $511 million in the second quarter of 2018, an increase of approximately 51%. The 2019 second quarter net sales were $369 million in the United States and $405 million in the rest of the world.

Johnson & Johnson reported worldwide operational DARZALEX sales growth (excluding impact of foreign currency movements) between the two second quarter periods in 2018 and 2019, respectively, of approximately 57%. According to Johnson & Johnson, sales in the second quarter of 2019 included a one-time adjustment outside the United States related to the completion of pricing and reimbursement discussions in certain European countries, which positively impacted this worldwide operational growth by 16 percentage points.

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from: BofA Merrill Lynch, NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001, Attention: Prospectus Department, or by email:  dg.prospectus_requests@baml.com; Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; or Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, or by telephone: 1-877-821-7388, or by email: Prospectus_Department@Jefferies.com.